ACQUISITION AND STOCK PURCHASE AGREEMENT

THIS ACQUISITION AND STOCK PURCHASE AGREEMENT (this "*Agreement*") is entered into as of March 18, 2025 (the "*Effective Date*"), by and among ZenaDrone Ltd, having it registered office at Offices Ag.4 & Ag.5, 10/13 Thomas Street, The Digital Hub, Dublin 8, Dublin, D08 Tcv4, Ireland, assigned Ireland Cro no. **718533** ("*Purchaser*"), Othership Ltd, assigned U.K. Private Limited Company registration number **11610729** (the "*Company*"), and the security holders of the Company listed on the signature pages hereto (individually a "Shareholder and collectively the "*Shareholders*").

RECITALS

A. The Shareholders are the owners of 100% of the issued and outstanding shares of equity securities and warrants, options or other rights to acquire equity securities of the Company (the "*Company Stock*").

B. The Shareholders wish to sell all of their Company Stock and any and all other equity interests to Purchaser (the "*Acquisition*") in exchange for cash and a note issued by the Purchaser (the "*Purchase Price*").

C. Pursuant to the Acquisition, (i) the Shareholders that own outstanding shares of Company Stock will receive cash and a note issued by Purchaser at the closing of the Acquisition all as described herein.

D. The Boards of Directors of the Company and Purchaser believe that the Acquisition is in the best interest of the Company and Purchaser and have approved the Acquisition.

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Acquisition and Sale of Company Stock

1.1 Purchase and Sale of Company Stock. Subject to all the terms and conditions of this Agreement, (i) each Shareholder that tenders to Purchaser all of the Company Stock owned by such Shareholder at the Closing or within sixty (60) days of the Closing shall sell, transfer and deliver to Purchaser, and Purchaser hereby purchases from each Shareholder, all the shares of the Company Stock owned by such Shareholder, free and clear of any Encumbrances (as defined in Section 2.5) and (ii) each option, warrant or other right to purchase any securities of the Company Stock shall terminate. Following the consummation of the Acquisition, Purchaser shall own 100% of the issued and outstanding shares of equity securities and warrants, options or other rights to acquire equity securities of the Company Stock tendered by Shareholders at the Closing or within sixty (60) days of the closing. Shareholders shall tender their Company Stock by providing the Company via DocuSign with (a) a signed signature page of this Agreement; (b) a signed signature page of the Shareholder Consent provided by the Company; (c) signed Stock Power(s) provided by the Company transferring all the shares of Company Stock owned by such Shareholder (collectively the "Stock Transfer Documents").

1.2 Purchase Price for Company Stock, Options and Warrants. Subject to the terms and conditions of this Agreement, in exchange for the Company Stock, Purchaser shall pay the Majority Shareholders as agent for the Shareholders Two Hundred Sixty Thousand U.S. Dollars (260,000) ("Purchase Price"), of which
(a) One Hundred U.S. Dollars ($100,000) shall be payable in cash, which shall be paid to Seller at the Closing.
(b) The remaining balance of One Hundred Sixty Thousand U.S. Dollars ($160,000) shall be payable in the form of a 1-year amortization convertible note, which shall bear interest at the rate of 6% per annum, paid monthly, substantially in the form attached hereto as **Exhibit B** (the "*Note*").
(c) The Note shall be secured by a corporate guaranty agreement substantially in the form attached hereto as **Exhibit C** (the "*Security Documents*"), to be delivered at Closing.

1.3 The Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of the Shareholder's counsel Avery Law LLP, Clutha House, 10 Storey's Gate, London, SW1P 3AY on the Effective Date or at such other time and place as Purchaser and the Shareholders may agree (the "*Closing*"). At the Closing,

(i) Purchaser shall pay the Purchase Price in accordance with Section 1.2 above; and (ii) the Company, Majority Shareholders and Purchaser, as applicable, shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such party. Within sixty (60) days of the Closing each Shareholder wishing to sell 100% of their Common Stock shall deliver to Purchaser or the Company executed Stock Transfer Documents in accordance with Section 1.1 above.

1.4 Options and Warrants. Any outstanding options, warrants or other rights to purchase Company Stock or any other securities of the Company shall terminate as of the Closing and will not be assumed as a result of the Acquisition.

Representations and Warranties of the Company and the Shareholders
2.

Except as expressly set forth below, Arnaud Mardegan and Benjamin Carew, the majority shareholders of the Company, (individually a "Majority Shareholder" and collectively the "Majority Shareholders") and the Company hereby severally and not jointly represent and warrant to Purchaser that each of the following representations and warranties is true and correct in all respects as of the Effective Date, except as disclosed in the disclosure letter separately delivered to the Company at the Closing (the "***Disclosure Schedule***"). For purposes of this Section 2, "Company's Knowledge" shall mean the actual (and not the implied or constructive) knowledge, without independent investigation and after having made reasonable inquiry as to the subject matter, of the Majority Shareholders ("***Company's Knowledge Party***") and no other persons or entity. There shall be no personal liability on the part of any of the Company's Knowledge Party arising out of any of the following representations and warranties. As used in this Section 2, "***Material Adverse Effect***" shall mean, with respect to the business of the Company, any substantial adverse effect or change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole.

2.1 Organization and Authority to Do Business. Good Standing. The Company is a duly organized, validly existing and in good standing under the laws of England and Wales and is qualified and in good standing to do business in every jurisdiction in which it is required to be qualified other than any jurisdiction where failure to qualify would not have a Material Adverse Effect. The Company has full power and authority and all licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted. Correct and complete copies of the Company's articles of incorporation and bylaws have been furnished to the Purchaser (together, the "***Charter Documents***"). Correct and complete copies of the minute books containing the records of all the meetings of the stockholders and board of directors, the stock certificate books and the stock record books of the Company have been furnished to the Purchaser. The corporate books as well as the records of the Company are complete in all respects and all facts and corporate actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the relevant By-laws. All books and records required to be maintained by the Company have been accurately maintained on a timely basis. The Company is not in default under or in violation of any provision of its Charter Documents, is not insolvent, nor declared bankrupt, and no action or request are pending to declare it bankrupt or to make it subject to any insolvency proceedings, or other winding up procedure. Schedule 2.1 of the Disclosure Schedule lists all of the directors and officers of the Company.

2.2 Authority and Enforceability. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors and the shareholders of the Company have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No corporate proceedings on behalf of the Company are necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

2.3 Capitalization. The authorized shares of the Company consist of 182,219 shares -fully paid in- of the Company's common stock (the "***Common Stock***") The Common Stock held by the Shareholders, each of whom is listed on the signature pages hereto, shall constitute 100% of the issued and outstanding shares of the Company immediately before the Closing. In Schedule 2.3 the Shareholders have delivered to Purchaser, information that fully and accurately reflects the capitalization of the Company, including all Company Stock and options, warrants and other rights to acquire capital stock of the Company, and the interests of any other party receiving consideration in connection with the Acquisition, as of the Effective Date and the disposition of all such interests upon the Closing (the "*Capitalization Schedule*"). The Company Stock has been duly authorized, is validly issued, fully paid and nonassessable, and is not subject to, nor was it issued in violation of, any preemptive rights or rights of first refusal. The Company Stock is free of any pledge, attachment, charge, lien or restriction or encumbrance of any kind. Immediately upon and simultaneously with the Closing (i) there will be no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance, disposition or acquisition of any of its capital stock (other than this Agreement), (ii) there will be no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company, (iii) there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of the Company and (iv) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock. Other than the Common Stock, no other class or series of capital stock has been issued by the Company at any time. The Company has not at any time redeemed any shares of its stock. All Company option plans or other incentive plans shall have been terminated just prior to Closing.

2.4 No Subsidiaries. The Company has no subsidiaries and has never had any subsidiaries and does not own or have the right to acquire an equity interest in any other entity.

2.5 Consents and Approvals; No Violations. No filing with, and no permit, authorization, consent or approval of, any public or governmental body or authority is necessary for the consummation of the Acquisition, unless the failure to obtain the foregoing would not have a Material Adverse Effect. To the Company's knowledge, neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will: (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or authority, any nongovernmental, self-regulatory organization or agency to which the Company or any of its properties or assets may be subject, or any court to which the Company is subject, or any provision of the Charter Documents; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets) unless the cumulative effect of any the foregoing in this Section 2.5(ii) would not have a Material Adverse Effect. For purposes of this Agreement, "*Encumbrance*" means any encumbrance, claim, lien, charge, mortgage, security interest, equity, option, pledge, restriction on transferability (including, without limitation, any voting agreement, voting trust, any restriction on voting rights or right of disposition), defect of title, attachments, preliminary attachments or adverse claims (whether or not made, known or contingent) or other claims or third party rights of whatever nature on any property or property interest.

2.6 Brokers' Fees. Except as set forth on Schedule 2.6 of the Disclosure Schedule, the Company has no Liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

2.7 Financial Statements. The Shareholders have previously delivered to Purchaser the unaudited financial statements of the Company for the prior three fiscal years (the "*Financial Statements*"), and the balance sheet of the Company of 31 January 2025 (the "*Balance Sheet*"). The Financial Statements and the Balance Sheet have been prepared from, and are in accordance with, the books and records of the Company and present fairly, in all material respects, the financial position and results of operations of the Company as of the dates and for the periods indicated, in each case materially in accordance with GAAP, except that notes required by GAAP shall not be required. The accounting books as well as the records of the Company are complete and accurate in all respects and all facts and accounting actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the relevant By-laws. All accounting books and records required to be maintained by the Company have been accurately maintained on a timely basis.

2.8 No Adverse Changes. Except as disclosed on Schedule 2.8 of the Disclosure Schedule, since the date of the Balance Sheet the business of the Company has been conducted only in the ordinary course and in accordance with past and current practices, which comply with the law and are reasonable and customary in the circumstances, due to use of the due diligence of a "prudent business man" and, thus, there has not been:

(a) any material adverse change in the business of the Company or any event or condition that has had or is reasonably likely to have a Material Adverse Effect on the business of the Company;

(b) any transaction, commitment, contract or agreement entered into by the Company or any relinquishment by the Company of any contract or other right , outside the ordinary course of the business of the Company;

(c) any payment or other provision of value to any third party, outside the ordinary course of the business of the Company; or

(d) any significant change in the payment terms with the suppliers or customers of the Company;

(e) any amendment to the Company's articles of incorporation or bylaws or other comparable organizational documents;

(f) any termination of employees;

(g) any loss of important customer or supplier, and the Company's management has not received any written notice from any such important customer stating its intent to cease doing business with the Company.

2.9 Absence of Undisclosed Liabilities. Except as disclosed on Schedule 2.9 of the Disclosure Schedule, the Company has no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except (i) liabilities or obligations that are fully accrued or reserved against in the Balance Sheet, and (ii) liabilities or obligations arising since the date of the Balance Sheet in the ordinary course of business and consistent with past practice that would not separately or cumulatively reasonably likely result in a Material Adverse Effect.

2.10 Compliance. To the Company's knowledge, all activities of the Company have been, and are currently being, conducted in compliance with all applicable state, local or foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders, guidelines and other similar items of any court or other governmental entity, unless the cumulative effect of failure to so comply with the foregoing would not have a Material Adverse Effect. All Company indebtedness is listed on Scheduled 2.10 of the Disclosure Schedule. No event (including the Acquisition) has occurred or been alleged that is, or with the passing of any time or the giving of any notice, certificate, declaration or demand would become, an event of default under, or breach of, any of the terms of any loan, borrowing, debenture or financial facility of the Company or which would entitle any person to call for repayment prior to normal maturity.

2.11 Environmental Laws and Regulations. To the Company's knowledge, there has been no storage, disposal, generation, manufacture, refinement, transportation, handling, Release (as defined below) or treatment of waste or hazardous substances by the Company at, upon, or from any of the property now or previously owned or leased by the Company in violation of any applicable law, ordinance, rule, regulation, order, judgment, decree or permit or which could reasonably be expected to require remedial action under any applicable law, ordinance, rule, regulation, order, judgment, decree or permit. For the purposes of this Section, "Release" shall mean any material spill, discharge, leak, emission, injection, escape, dumping or other release of any kind.

2.12 Taxes.

(a) For purposes of this Agreement: "*Tax*" or "*Taxes*" means any state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, and "*Tax Return*" means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

(b) The Company has filed all Tax Returns required to be filed; all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by the Company for the periods covered thereby; all Taxes owed by the Company (whether or not shown on any such Tax Return) have been timely paid or accrued for; the Company is not currently the beneficiary of any extension of time within which to file any Tax Return, except to the extent such extension is available to all taxpayers; the Company has duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate governmental authority all amounts required to be so withheld and paid over for all periods under all applicable laws; the Company has not waived or been requested to waive any statute of limitations in respect of Taxes which waiver is currently in effect; all deficiencies asserted or assessments made as a result of any examination or audit of the Company's Tax Returns have been paid in full; there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to Taxes of the Company and no basis exists therefor; there are no liens for Taxes upon the assets of the Company except liens relating to current Taxes not yet due; all Taxes which the Company is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of the Company; and the Company has never been a member of any Company group or had any direct or indirect ownership in any corporation, partnership, joint venture or other entity.

2.13 Real Property. The Company owns no real property except for the right of property over the land surface as duly specified in the Disclosure Schedule. Schedule 2.13 of the Disclosure Schedule lists and describes briefly all real property leased, subleased, occupied, held, controlled or otherwise used or contemplated to be used by the Company. The Company is in actual and exclusive occupation of each such property. To the Company's knowledge, none of the properties occupied by the Company is in material violation of any law or in violation of any building, zoning, or other ordinance, code or regulation which would have a Material Adverse Effect or materially interfere with the use and occupancy thereof in the ordinary course by the Company of its business. Any existing lease agreement is in full force and effect. The Company is not in default, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default under the existing lease agreements.

The leased properties, as well as all the equipment, plants and installations therein, inclusive, without limitation, of the heating system, electrical plants, machinery and outfits are:

a) in compliance with all applicable laws and regulations, including those concerning health, safety, hygienic and environmental conditions; and:

b) save for normal wear and tear, in good operating condition, maintenance and repair and in any event fit for use in the ordinary course of Company's business.

2.14 Intellectual Property Rights. The Company owns, possesses, or has applied for all patents, patent rights, trademarks, trademark registrations, service marks, service mark registrations, trade names, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information systems or procedures) and other rights or interests in items of intellectual property as are necessary for the operation of the business now conducted or proposed by the Company to be conducted by the Company (collectively, the "*Intellectual Property*"), all of which are listed on Schedule 2.14 of the Disclosure Schedule. Except for standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Intellectual Property, and neither the Company nor any of its subsidiaries is bound by or a party to any options, licenses or agreements with respect to the Intellectual Property of any other person or entity. Neither the Company nor any of its subsidiaries has received any written communication alleging (and it is not otherwise aware that or of any allegations that) the Company or any of its subsidiaries has violated any of the intellectual property of any other person or entity.

2.15 Tangible Assets. The Company owns or leases all buildings, machinery, equipment, and other tangible assets reasonably necessary for the conduct of the business as conducted or as proposed to be conducted. To the Company's knowledge, each such tangible asset is free from defects (patent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is used currently.

2.16 Contracts. Schedule 2.16 of the Disclosure Schedule contains an accurate and complete list of every material contract (whether express or implied), plan, agreement, lease or understanding to which the Company is a party or may be bound (each, a "*Contract*," and collectively, the "*Contracts*"). The Company has performed all material obligations required, as of the Effective Date, to be performed by it under the Contracts. There has not been any event of default (or any event or condition with notice or the lapse of time, both or otherwise would constitute an event of default) thereunder on the part of the Company or any other party thereto under one or more Contracts, the result of which, separately or cumulatively, is reasonably likely to result in a Material Adverse Effect. The Contracts are in full force and effect, have been signed by individuals vested with the necessary powers and are valid and enforceable by the Company in accordance with their respective terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to creditors' rights generally, by general principles of equity.

2.17 **Insurance.** Schedule 2.17 of the Disclosure Schedule sets forth a true and complete list of the insurance policies maintained with respect to the Company, its respective assets and properties, or their directors, officers or employees (other than instances where a Company Party is listed as an additional insured under an insurance policy owned by a third party). To the Company's knowledge, true and complete copies of all such insurance policies and all related applications, together with all modifications and amendments thereto, have been delivered to Purchaser before the Effective Date. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancellation. The Company has performed in all material respects their respective obligations under each policy to which the Company is a party or that provides coverage to the Company or any director, officer or employee thereof. The insurance policies coverage are sufficient for compliance with all requirements of applicable law, regulations and of any contract to which the Company is party to and cover risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated.

2.18 **Litigation.** Except as described at Schedule 2.18 of the Disclosure Schedule: (i) there is no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand pending or threatened against or involving the Company its employees, Directors, collaborators, current or former, or any of its properties or rights, before any court, tax court, arbitrator, or administrative or governmental body, and there exists no reasonable basis for any such action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand; (ii) the Company has not received written notice of any judgment, decree, injunction, rule or order of any court, tax court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company; and (iii) the Company has not received written notice that it is in violation of any term of any judgment, decree, injunction or order outstanding against it.

2.19 **Employees.**

(a) Schedule 2.19 of the Disclosure Schedule contains a complete list of every employee, consultant, collaborator (including project-workers), commercial agent and business finder of the Company, providing their position, start dates, compensation (including benefits), accrued vacation, and stock options or other equity incentive issued or granted to them by the Company (including grant date, vesting terms, amount expected to be vested as of the Closing, and exercise price). As of the Closing, all such options or other rights to acquire securities will have been terminated or exercised.

(b) The Company is not a party to or bound by any collective bargaining agreement at the Company's level, and it has not experienced any strikes, has not committed any unfair labor practice and has no knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company. The Company is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, and wages and hours and, except as disclosed in Schedule 2.18 of the Disclosure Schedule, the Company has not violated or incurred any liabilities for breach or unlawful termination of any employment contract with any of its employees or former employees or for failure to comply with an order for the reinstatement or reengagement and back pay of any of its employees or former employees.

(c) To the Company's knowledge, the employment of any former employee of the Company has been terminated in accordance with applicable law, and the Company has no liability under any individual or collective agreement or applicable law toward any such terminated employee.

(d) To the Company's knowledge, the Company has complied at any time with all the requirements and the related regulations on occupational safety and health. The Company has not been served with any communication of the competent Authority regarding the institution of any investigation having as its subject matter any infringement of the abovementioned requirements.

(e) All social security contributions and withholding taxes contributions due by the Company to government entities have been paid. All payments due to private companies pursuant to the terms of the pension plans, health plans and/or policies for the employees of the Company and such non-government entitlements to which the employees are entitled have been duly paid.

(f) All workmens compensation insurance premiums due by the Company pursuant to the applicable laws and regulations have been duly paid.

(g) The Acquisition will not give rise to (i) any extraordinary payment obligations to any employee, consultant or other party on the part of the Company or (ii) the right of any employee or consultant to terminate or modify the terms of such party's relationship with the Company.

(h) No employee, director, consultant or independent contractor is party to any contract, including without limitation any employment, consulting, contracting or similar contract, oral or written, with the Company. No employee, director, consultant or independent contractor is entitled to severance, bonus, or any other payment upon termination of such party's employment, consulting or independent contractor relationship with the Company or any extraordinary payment upon a change of control of the Company, except as disclosed in Schedule 2.19. Except as disclosed in Schedule 2.19 of the Disclosure Schedule, all employees, consultants and independent contractors provide such employment, consulting or independent contractor services to the Company on an "at will" basis.

2.20 Employee Benefits. The Company maintains no employee benefit plans other than those set forth on Schedule 2.20 of the Disclosure Schedule.

2.21 Guarantees. The Company is not a guarantor of, nor is it otherwise liable for, any liability or obligation (including indebtedness) of any other person or entity.

2.22 Related-Party Transactions.

Except as set forth on Schedule 2.22 of the Disclosure Schedule, (i) no present employee, consultant, officer, shareholder, director or Affiliate (as defined below) of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing, and (ii) no former employee, consultant, officer, shareholder, director or Affiliate of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing:

(a) is indebted to the Company nor is the Company indebted (or committed to make loans or extend or guaranty credit) to any such person, other than for (i) the payment of salary or performance bonuses for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, or (iii) other standard employee benefits made generally available to all employees or to similarly situated persons;

(b) to the Company's knowledge, is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person's employment with the Company or ownership of capital stock of the Company) nor holds any direct or indirect ownership interest in any firm or corporation (i) with which the Company is affiliated or with which the Company has a business relationship or (ii) that competes with the Company, except that such persons may own stock in publicly traded companies (not exceeding one percent of any such company's outstanding capital stock) that may compete with the Company.

As used herein the term "*Affiliate*" shall mean any person or entity that controls or is controlled by, or is under common control with, the designated party. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct the management or policies of a person or entity, whether by ownership of voting securities, by contract or otherwise, or the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other interest of a person or entity.

2.23 Inventory. Intentionally deleted.

2.24 Receivables. All the accounts receivable of the Company that are reflected on the Balance Sheet or on the accounting records of the Company as of the Closing (a) represent actual indebtedness incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of business. Except as disclosed in Schedule 2.24 of the Disclosure Schedule, all such accounts receivable are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Balance Sheet. Since the date of the Balance Sheet, there have not been any write-offs as uncollectible of any customer accounts receivable of the Company, except for write-offs in the ordinary course of business.

      2.25 Assets. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has good and valid title to all the assets reflected on the Balance Sheet or thereafter acquired, other than assets disposed of in the ordinary course of business since the date of the Balance Sheet, in each case free and clear of all Encumbrances. Schedule 2.25 sets forth a brief description of each item of equipment or other personal property of the Company with an original cost in excess of $1,000, indicating, in each case, the purchase price thereof, the year of purchase and the accumulated book depreciation through the Balance Sheet Date. To the Company's knowledge, each item set forth or required to be set forth in Schedule 2.25 of the Disclosure Letter is adequate for the uses to which it is being put, is in good working order (ordinary wear and tear excepted), is free from any material defect and has been maintained in all material respects in accordance with the past practice of the Company and generally accepted industry practice. To the Company's knowledge, all leased equipment and other personal property of the Company is in all material respects in the condition required of such property by the terms of the lease applicable thereto. To the Company's knowledge, the buildings, plants and structures of the Company are structurally sound, are in good condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants or structures are in need of maintenance or repairs except for ordinary, routine maintenance and repairs. The assets of the Company are sufficient for the continued conduct of the business of the Company in substantially the same manner as conducted before the Effective Date.

3. Representations and Warranties of each Shareholder

      Each of the Shareholders, with respect only to such Shareholder individually and no other person or entity, represents and warrants to Purchaser that each of the representations and warranties set forth below is true and correct in all respects as of the Closing with respect to such Shareholder, except as fairly disclosed in the Disclosure Schedule.

      3.1 Authority and Enforceability. The Shareholders are the only owners of the Company's shares and, thus, have full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement constitutes the valid and legally binding obligation of the Shareholder, enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

      3.2 No Violations. To the knowledge of each Shareholder, neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Shareholder is a party or by which the Shareholder is bound that could affect the Company Stock or the Company.

      3.3 Company Stock. The Shareholder holds of record and owns beneficially the Company Stock set forth next to the Shareholder's name on **Exhibit A** attached hereto, free and clear of any restrictions on transfer (other than any restrictions under applicable securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, demands or any other Encumbrances. The Shareholder is not a party to any option, warrant, purchase right, or other agreement, understanding, contract or commitment that would entitle the Shareholder to hold or own, directly or indirectly, of record or beneficially, any other equity interest in the Company or that could require the Shareholder to sell, transfer, or otherwise dispose of any equity interest in the Company (other than this Agreement) other than as set forth in **Exhibit A**. The Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Company Stock. There is no litigation, claim, proceeding or governmental investigation pending or threatened against the Shareholder which seeks to delay or prevent the consummation of, or which would be reasonably likely to adversely affect the Shareholder's ability to consummate, the Acquisition.

      3.4 Claims Against the Company. The Shareholder does not have any present claims against the Company other than rights or claims arising with respect to the Shareholder's ownership of the Company Stock.

3.5 <u>Termination of Rights to Purchase Securities.</u> By execution of this Agreement, each Shareholder hereby permanently and irrevocably terminates any interest or right that such Shareholder has in, or to acquire, any security of the Company, effective as of the Closing.

3.6 <u>Successful Transition.</u> The Shareholder represents that SSL Communications LTD shall within 8 weeks from the Closing for the sum of Fifty Thousand Four Hundred Eighty-Four ($50,484) Dollars successfully transition and handover over all software, technology, and licenses to the Company as described in the SSL Transition Agreement. The Shareholders shall re-imburse Company for any expenses, obligations or liabilities and product or solution or technology related expenses or liabilities incurred by the Company due to a dissatisfactory or incomplete transition or handover by SSL Communications LTD. Company shall set-off all amounts owed first against the Note, and then against any amounts owed against any Earn-Out. This provision shall survive the Closing. SSL agrees to indemnify the Shareholders against any liabilities incurred by them as a result of its failure to comply with the Transition Agreement.

3.7 <u>No Other Representations</u>. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE II AND THIS ARTICLE III, NO SHAREHOLDER NOR THE COMPANY (collectively the "SELLER PARTY") MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SUCH SELLER PARTY, THE SHARES, OR OTHERWISE WITH RESPECT TO ANY COMPANY PARTY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

4. <u>Representations and Warranties of Purchaser</u>

Purchaser hereby represents and warrants to each Shareholder that each of the representations and warranties set forth below is true and correct in all respects as of the Closing. As used in this Section 4, the term "***Knowledge***" shall mean, with respect to Purchaser, actual knowledge upon reasonable investigation of any officer of Purchaser. As used in this Section 4, "***Material Adverse Effect***" shall mean, with respect to the business of Purchaser, as the case may be, any substantial adverse effect or change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole; *provided, however,* that "*Material Adverse Effect*" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; or (v) any changes in applicable Laws or accounting rules, including GAAP; *provided, further, however,* that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company operates.

4.1 <u>Organization, Good Standing and Qualification.</u> Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming and has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted.

4.2 <u>Authority and Enforceability.</u> Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors of the Purchaser have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No additional corporate proceedings on behalf of either Purchaser is necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of Purchaser enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3 <u>Compliance with Instruments.</u> Purchaser is not in violation or default of any provisions of its respective Articles of Incorporation or Bylaws or in violation or default in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or of any material provision of federal or state statute, rule or regulation applicable to such representing party. The execution, delivery and performance of this

Agreement and the consummation of the transactions contemplated hereby will not result in any such material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any material lien, charge or Encumbrance upon any assets of Purchaser.

4.4 Broker's Fees. Purchaser has no liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

4.5 Disclosure. The representations and warranties contained in this Section 4 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 4 not misleading.

5.   Conditions to Closing

5.1 Conditions of the Shareholders to Closing. The obligations of each Shareholder under this Agreement are subject to (i) the representations and warranties of Purchaser contained in Section 4 being true and correct as of the Closing, unless otherwise waived by the Shareholder, (ii) Purchaser having duly authorized and entered into the Agreement, (iii) Each Shareholder entering into a non-compete and non-solicit agreement with Purchaser (the "**Non-Compete Agreement**"); (v) Purchaser having executed and delivered to the Shareholders the Note and the Pledge Agreement; and (vi) Purchaser having performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required by this Agreement to be performed or complied with by it on or prior to the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

5.2 Conditions of Purchaser to Closing. The obligations of Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by Purchaser:

(a) **Representations and Warranties.** The representations and warranties of the Company and each Shareholder contained in Sections 2 and 3 shall be true and correct at the Closing.

(b) **Sale of All Company Stock.** All of the Shareholders shall have tendered all of their Company Stock to Purchaser for purchase and shall have executed this Agreement.

(c) **No Material Adverse Change.** Between the date of the Balance Sheet and the Closing, there shall have occurred no event that is reasonably likely to have a Material Adverse Effect (as defined in Section 2) on the Company.

(d) **Securities.** The Company shall have terminated any and all agreements, arrangements or plans relating to its equity securities, and all such agreements, arrangements and plans shall be of no further force and effect and there shall be no rights or obligations outstanding under any such agreements, arrangements or plans.

(e) **Directors; Officers.** Except as otherwise specified in writing by the Purchaser to the Company, all of the Company's directors and officers shall have resigned and such resignations shall be effective as of the Closing.

(f) **Options and Warrants.** All options, warrants or other rights to purchase Company stock or other securities of the Company shall have either been terminated or exercised for shares of Company Stock. All Company option plans or other incentive plans shall have been terminated.

(g) **Working Capital.** The working capital of Company at closing shall not be less than £0, calculated in accordance with GAAP.

(h) **Due Diligence**. Purchaser shall have completed its due diligence in its full satisfaction and in its sole discretion.

(i) **Benjamin Carew.** Benjamin Carew has entered into a one-year employment contract with Company commencing upon the Closing.

(j) SSL Transition Agreement. Company and SSL Communications LTD has entered into a transition Agreement substantially in the form of Exhibit E.

(k) Company Approval. The board of directors and the shareholders of the Company has duly approved this Agreement and has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

6. Covenants.

6.1 Insurance. The Company shall keep, or cause to be kept, all insurance policies set forth in Schedule 2.17 of the Company Disclosure Letter, or suitable until the Effective Date.

6.2 Public Announcements. None of the Parties will issue any press release or make any statement or disclosure to any third party (whether or not in response to an inquiry) regarding the existence of this Agreement or its terms, except as may be required by law, without prior written approval of Purchaser.

6.3 Non-Competition; Non-Solicitation.

(a) The agreement relating to non-competition has been documented in a separate non-compete agreement, which is incorporated herein.

6.4 Releases by Shareholders.

(a) Effective upon the Closing, each of the Shareholders, for such Shareholder and such Shareholder's predecessors, successors, personal representatives and assigns (the "*Releasors*"), hereby irrevocably releases and forever discharges the Company and Purchaser, and the Company's and Purchaser's past, present and future officers, directors, employees, agents, stockholders, partners, managers, successors, representatives, assigns and affiliates (other than the Shareholders) (the "*Releasees*"), as the case may be, from (i) any and all claims, liabilities, costs, expenses, rights, causes of action, suits, litigation, proceedings, arbitrations, demands, however arising, whether at law or equity, actual or contingent, known or unknown arising solely out of, or relating solely to, the Shareholder's ownership (direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Stock) and (ii) any and all obligations, whether previously or now existing, up to and through the Closing, which the Company may have to, or have incurred for the benefit or on behalf of, any Releasor, whether pursuant to law, contract (including without limitation any shareholders agreement between the Shareholders), provision of the Company's charter documents or otherwise, arising solely out of, or relating solely to, the Releasors' ownership (direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Stock); provided, that this release shall not extend to claims or obligations arising out of, or relating to this Agreement or any other transaction document.

(b) Each Shareholder hereby acknowledges and agrees that the consideration received by each of them for the execution and delivery of this Agreement, including without limitation the consideration received by the Shareholders for the Company Stock, was fully negotiated and bargained for and constitutes full and fair consideration for the agreements and releases by each of them set forth in this Agreement.

(c) Each Shareholder hereby confirms that such party (i) has carefully read the provisions of this Section 6.4, (ii) has reviewed such provisions with such party's respective attorneys and has consulted therewith regarding such party's rights and obligations hereunder, and (iii) has had ample and sufficient opportunity to consider the terms of this Section 6.4 without duress or coercion. Accordingly, each Releasor forever waives all rights to assert that the release contained in this Section 6.4 was the result of a mistake in law or in fact or to assert that any or all of the legal theories or factual assumptions used for negotiating purposes are for any reason inaccurate or inappropriate.

6.5 Further Action. Before and after the Closing, each of Purchaser and the Shareholders agrees promptly to take all such reasonable and lawful actions as may be necessary or desirable to effect the Acquisition in accordance with this Agreement, including without limitation the execution of such further instruments of conveyance and transfer and additional action as Purchaser may reasonably request to effect, consummate, confirm or evidence the transfer to Purchaser of the Company Stock and any other transactions contemplated hereby.

6.6 Specific Performance. Each Shareholder acknowledges that the Company's business is unique and recognizes and affirms that in the event of a breach of this Agreement by such Shareholder, money damages may be inadequate and Purchaser may have no adequate remedy at law. Accordingly, each Shareholder agrees that Purchaser shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and such Shareholder's obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief.

7. Indemnification

7.1 Survival of Representations and Warranties. All representations and warranties in this Agreement and any other certificate or document delivered pursuant to this Agreement shall survive for thirty-six (36) months following the Closing; _provided_, that the representations and warranties in Section 2.3 (Capitalization) shall survive the Closing indefinitely, and the representations and warranties in Sections 2.7 (Financial Statements), 2.11 (Environmental Laws and Regulations), 2.12 (Taxes), 2.18 (Litigation) and 2.19 (Employees) shall survive the Closing and continue in full force and effect until expiration of any applicable statute of limitation or audit and examination period. Notwithstanding anything in the foregoing to the contrary, any claim relating to fraud or willful misconduct shall also survive the Closing indefinitely. All covenants and obligations contained in this Agreement shall survive the Closing until all obligations with respect thereto have been performed or until they have expired in accordance with their respective terms. The right to indemnification, setoff, payment of Damages (as defined in this Section 7) or other remedy based on any representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or at the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

7.2 Indemnification by the Shareholders. Subject to the limitations set forth in this Agreement, each Shareholder shall severally, and not jointly, indemnify Purchaser, and the Company and each of their respective officers, directors, stockholders, employees, agents, representatives, affiliates, successors and assigns and hold each of them harmless from and against and pay on behalf of or reimburse such party in respect of any damage, liability, demand, claim, action, cause of action, cost, damage, diminution in value, deficiency, tax, penalty, fine or other loss or expense, whether or not arising out of a third party claim, including all interest, penalties, reasonable attorneys' fees and expenses and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including any governmental entity or any department, agency or political subdivision thereof) ("**_Damages_**") against or affecting such party or which, if determined adversely to such party, would give rise to, evidence the existence of, or relate to, any other Damages and the investigation, defense or settlement of any of the foregoing Damages which such party may suffer, sustain or become subject to, as a result of or relating to:

      (a) the material breach of any representation or warranty made by the Company or any Shareholder contained in this Agreement with respect thereto in connection with the Closing if such breach is not cured within thirty (30) days of such notice;

      (b) any claim by a third party arising from circumstances or actions related to the Company occurring prior to the Effective Date; and

      (c) any claims asserted against Purchaser by creditors of the Company.

Purchaser's remedy for any indemnification of Damages hereunder may be satisfied by proceeding against the indemnifying party or parties for all or any portion of any such Damages or pursuant to the terms of Section 7.4, or both.

7.3 Procedure for Indemnification.

      (a) If a party hereto seeks indemnification under this Section 7, such party (the "**_Indemnified Party_**") shall promptly give written notice to the other party (the "**_Indemnifying Party_**") after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the liability, obligation or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), whether insurance may be available (if known), and the basis thereof; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent such failure shall have harmed the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Section 7, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such claim and the facts pertaining thereto and the Indemnifying Party shall be entitled to notify any applicable insurer and to control (subject to the rights of such insurer) the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party's claim for indemnification at its expense with reputable counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party's right to assume control of such defense, it must first agree to be responsible for all Damages relating to such claims and that it will provide full indemnification to the Indemnified Party for all Damages (to the extent not reimbursed by insurance and subject to the liability cap set forth in Section 7.4) relating to such claim; and provided further that the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim over which the Indemnifying Party seeks to assume control involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend.

(b) If the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, subject to the control of the Indemnifying Party, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, or (ii) a conflict of interest between the Indemnifying Party and the Indemnified Party.

(c) If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice. If the Indemnified Party shall control the defense of any such claim, the Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if the Indemnifying Party is a named defendant in such claim and pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnifying Party or if such settlement does not expressly unconditionally release the Indemnifying Party from all liabilities and obligations with respect to such claim, without prejudice.

7.4 <u>Payments</u>. The indemnity obligations of the Shareholders shall be subject to a five percent (5%) deductible and shall not exceed One Hundred Sixty Thousand U.S. Dollars ($160,000); provided, however, that no such limitation shall apply to breaches of Sections 2.2, 2.3, 2.6, 2.10, 2.14 and 2.22. Any payment pursuant to a claim for indemnification shall be made not later than thirty (30) days after receipt by the Indemnifying Party of written notice from the Indemnified Party stating the amount of the claim, unless the claim is subject to defense as provided hereunder, in which case payment shall be made not later than ten (10) days after the amount of the claim is finally determined. Any payment required under this Section 7 which is not made when due shall bear interest at a rate equal to five percent (5%) per annum for each day until paid.

8. EARN-OUT

8.1 <u>Earn-Out Amount</u>. Subject to the terms of this Agreement, an Earn-Out Amount, if any, is to be paid for each year (as defined below) ending 1 March, 2026, 1 March, 2027, 1 March, 2028, and 1 March, 2029 and 1 March, 2030 (collectively, the "**Earn-Out Period**"), with the aggregate Earn-Out Amount paid not to exceed $300,000 each 12-month period, and during the five year Earn-Out Period not to exceed a total of $1.5 million, (assuming 100% of the Company's shares were tendered by the Sellers or otherwise pro-rated accordingly). The amount of the Earn-Out Amount paid for each year during the Earn-Out Period shall be based on the following table below:

Earn-out For Each Year of the Earn-Out Period in which Gross Revenues exceed:

Gross Revenues	Totaled Earn-out Amount
$500,000	$50,000
$600,000	$100,000
$700,000	$150,000
$800,000	$200,000
$900,000	$250,000
1,000,000	$300,000

8.2 Calculation of Earn-Out Amount for a Year. No later than 20 business days following the Company's Financial Statements for a 12 month period during the Earn-Out Period by the Company's independent accountants (the "Audit Firm"), the Company shall deliver to the Seller's Agents a written statement ("Earn-Out Statement") setting forth (x) the computation of the Earn-Out Amount for that Year, and (y) a summary of all material financial information used in making such computation. In the event that the Seller's Agents dispute the Company's determination of the Earn-Out Amount or the Company's calculation of the Earn-Out Amount for that particular Year, the Seller's Agents shall notify the Company in writing by 5:00 PM United States Eastern Time on the fifteenth (15th) day following the receipt of the Earn-Out Statement of such dispute (such date, calculated without including the date of receipt of the Earn-Out Notice, the "Earn-Out Dispute Deadline" and such notice, the "Earn-Out Dispute Notice"), which Earn-Out Dispute Notice shall provide a reasonably detailed description of such dispute and the Seller's Agents calculation of the Earn-Out Amount. The parties agree that any dispute regarding the Earn-Out Statement shall be resolved exclusively in the manner and pursuant to the procedures set forth in this paragraph. If the Seller's Agents do not deliver an Earn-Out Dispute Notice on or before the Earn-Out Dispute Deadline, then the Earn-Out Amount set forth in the Earn-Out Statement shall be deemed conclusive, final and binding on the parties and none of the Company Stockholders or the Seller's Agents will be permitted to dispute such amount.

8.3 Tax Treatment. The Earn-Out Amount payable pursuant to this Agreement, if any, are intended to be treated for all Tax purposes as additional consideration pursuant to this Agreement (subject to any requirement to treat a portion as imputed interest), except to the extent reasonably determined by the Company in the event of a dispute with, or contrary guidance or instruction is issued by, a taxing authority.

8.4 Resolution of Disputes. If the Seller's Agents timely deliver an Earn-Out Dispute Notice to the Company and the Company and the Representative are unable to mutually agree on the Earn-Out Amount within ten (10) business days following receipt by the Company of the Earn-Out Dispute Notice (calculated without including the date of receipt), the Company and the Seller's Agents shall mutually agree on an independent public accounting firm in London, UK (the "Independent Accountant") to review the Earn-Out Statement and the Earn-Out Dispute Notice (and all related information and documentation provided by the parties to the Independent Accountant), which review shall be limited to a determination of the Earn-Out Amount that is to be determined solely in accordance with the terms and provisions of this paragraph (the Earn-Out Amount, as determined by the Independent Accountant, the "Accountant's Earn-Out Amount"). Any meetings of the parties required in connection with the resolution of any such dispute shall take place in London, UK, unless the Seller's Agents and the Company agree otherwise. The Independent Accountant's determination shall be final and binding on all parties absent manifest error in the application of this paragraph The costs of the Independent Account shall be borne as follows: 50% shall be borne by the Company and 50% shall be proportionately borne by the Sellers.

8.5 Payment and Allocation of Earn-Out Amount. Subject to the terms of this Agreement the Earn-Out Amount, if any, for any Year during the Earn-Out Period shall be paid by the Company to the Sellers Agents, in good funds, within 30 days after the date that the Earn-Out Statement is delivered to the Seller's Agents, unless the Seller's Agents deliver to the Company an Earn-Out Dispute Notice pursuant to the terms of this paragraph. If an Earn-Out Dispute Notice is delivered to the Company pursuant to the terms hereof, then such Earn-Out Amount shall be paid by the Company to the Sellers Agents, in good funds, within 30 days after the Earn-Out Amount is resolved pursuant to the terms hereof and the determination of the Earn-Out Amount becomes final and binding, except as otherwise provided in this Agreement. The Earn-Out Amount for a Year received by the Sellers Agents shall be paid by the Sellers Agents to those Sellers that have delivered to the Company or Sellers Agents, whichever is applicable, his, her or its Company certificates, duly endorsed and assigned to the order of the Company by such Seller or the Sellers duly executed Power of Attorney, representing all of such Company Stock owned by such Seller, with that portion of such Earn-Out Amount for that Year to be paid to such Seller to be based on the number of shares of the Company Stock owned and tendered by such Seller, with the amount per share.

8.6 **Earn-Out Amount Limitations**. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated, and the Sellers shall have no right to receive, (i) any Earn-Out Amounts in excess of an aggregate amount of $1.5 million paid during the Earn-Out Period, (ii) any Earn-Out Amount more than $300,000 for any Year, and (iii) any amount beginning after the expiration of the Earn- Out Period.

8.7 **Minimum Marketing Spend.** During the Earn-Out Period, Company shall budget a minimum of Sixty Thousand Dollars ($60,000) per quarter towards marketing the Company's products and services.

8.8 Other Representations and Covenants Regarding the Earn-Out Amount. The parties hereto acknowledge, and the Sellers acknowledge that the Earn-Out Amount (i) shall not bear interest, (ii) shall not be secured with any assets of the Company, or any of their Affiliates, (iii) are non-negotiable and there shall be no market for the Earn-Out Amounts, or any portions thereof, and (iv) may not be transferred, negotiated, pledged or assigned in any manner or for any reason by any of the Sellers, and that any such transfer, negotiation, pledge or assignment of any of the Sellers interest in and to Earn-Out Amount shall be null and void and of no force or effect; except, upon the death of a Seller, the deceased Seller's interest may be transferred or assigned to such Seller's designated beneficiary in accordance with the terms of his or her will or if such Seller dies intestate, pursuant to intestate succession, provided such beneficiary acknowledges in writing to the Company that he or she shall be subject to the terms of this Agreement in connection with the Earn-Out Amount. The Buyer shall not take any action (or cause or permit anything to be done) in bad faith or with the purpose of avoiding or reducing the amount of any Earn-out Amount, including without limitation directly or indirectly, taking any action, or causing or permitting anything to be done that could distort the financial performance of the Company. This paragraph 8 shall survive closing.

9. **Miscellaneous.**

9.1 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto by operation of law or otherwise without the prior written consent of Purchaser and the Shareholders. In the event that Purchaser assigns this Agreement, Purchaser shall not be relieved of its obligations pursuant to this Agreement unless and until such assignee assumes and agrees in writing with the Shareholders to perform all of Purchaser's obligations hereunder. This Agreement shall be binding upon and inure to the benefit of successors and assigns of the parties hereto.

9.2 Modifications, Amendments and Waivers. Except as expressly provided herein, neither this Agreement nor any term hereof may be modified, amended, waived or supplemented other than by a written instrument referencing this Agreement and signed by Purchaser and each of the Shareholders. Any such modification, amendment, waiver or supplement effected in accordance with this Section 9.2 shall be binding upon each Shareholder. The conditions to each party's obligations to consummate the Acquisition are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by law in a writing signed by such party or by closing with actual knowledge that a condition to the Closing has not been satisfied; provided, however, that any such waiver of a condition of the Closing shall not be deemed a waiver of any other right or remedy of any party, including without limitation in respect of misrepresentations, breaches of warranty or covenant, or any right to indemnification. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

    9.3 <u>Administrative Law</u>. The Company has obtained all governmental and or local approvals, authorizations, permits or licenses which are required or necessary for the lawful conduct of its business.

    9.4 <u>Product/Service Liability</u>. In all its processes the Company adopts the highest level of diligence and makes use of the highest known available scientific and technologic standards for the activities carried out pursuant to its corporate purpose. To the actual knowledge of the Shareholders, the Company has not received written notice of any actions, suits or proceedings pending or threatened against the Company in connection with the products or services sold by it or which are likely to be started against it. To the actual knowledge of the Shareholders, there are no liabilities with regard to warranties given in relation to products or services of the Company supplied to customers prior to the execution of this Agreement.

    9.5 <u>Governing Law; Jurisdiction.</u> This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of England and Wales, without giving effect to principles of conflicts of law. Any dispute which may arise under this Agreement, or which is in any way connected with it, shall be decided and settled with exclusive jurisdiction by the courts located in England and Wales.

    9.7 <u>Counterparts; Facsimile.</u> This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually signed counterpart hereof or thereof.

    9.8 <u>Titles and Subtitles.</u> The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

    9.9 <u>Notices.</u> All notices, requests, claims, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified as follows:

If to Shareholders and/or the Company:

Arnaud Mardegan

1A Bruce Road, CR4 2BJ Mitcham, UK

Benjamin Carew

17A Woodland Terrace, London SE7 8DD, UK

If to Purchaser:

ZenaDrone Ltd

Offices Ag.4 & Ag.5, 10/13 Thomas Street, The Digital Hub, Dublin 8, Dublin, D08 Tcv4, Ireland

    9.10 <u>Severability.</u> If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

    9.11 <u>Fees and Expenses.</u> Each party will pay its own expenses relating to the proposed transaction, including but not limited to the fees of investment bankers, brokers, attorneys, accountants and other advisors.

    9.12 <u>Majority Shareholder Employment.</u> Effective upon the Closing, Benjamin Carew ("Carew") shall enter into a contract with Company. Upon successful completion of the initial 12-month period after Closing, the Carew

and Company may mutually agree for Carew to transition into a consulting role. In the event that no mutual agreement is reached, the Carew's employment shall terminate, and such termination shall not relieve the Purchaser from any amounts due pursuant to the Promissory Note, including any right of set off. This provision shall survive the Closing.

9.13 Electronic Signatures. Each party agrees that this Agreement and any other documents to be delivered in connection herewith may be electronically signed, and that any electronic signatures appearing on this Agreement or such other documents are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

9.14 Dollar Amounts. All dollar ($) amounts referred to herein shall be in United States Dollars.

9.15 Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement, and any and all other written or oral agreements existing between the parties are expressly canceled.

SIGNATURE PAGE FOLLOWS

The parties have executed this Acquisition and Stock Purchase Agreement as of the date first written above.

THE PURCHASER:

By:______________________________

Name: Title: Director

THE COMPANY:

By: DocuSigned by: Arnaud Mardegan A41417782B80492...

Name: Arnaud Mardegan Title: Mr

SHAREHOLDERS:

NAME: Arnaud Mardegan

/s/ DocuSigned by: Arnaud Mardegan

Address: 1A Bruce Road, CR4 2BJ Mitcham

NAME: Benjamin Carew

/s/ Signed by: Benjamin Carew

Address: 18A Woodland Terrace, London, SE7 8DD

NAME: Andrew Davidson

/s/

Address: Green Briars, Cranbrook Road, Benendenn, Kent TN17 4ET

NAME: Kevin Sharkey

/s/

Address: Blackbrook Hall, Lichfield WS14 0PS

NAME: Andrew Honan

/s/ *andrew Honan*

Address: 85 Mercers Road, London, UK N19 4PS

NAME: Stefan Binder

/s/

Signed by Benjamin Carew, on behalf of Othership Ltd,
as per the Drag Along Notice issued on the 6th of March 2025

Address: 202 District Court, Commercial Road, E1 1FE

NAME: Louise Carew

/s/ *Louise Carew*

Address: 10, Tonsley Road SW18 1BG

NAME: Clint Greaves

/s/

Signed by Benjamin Carew, on behalf of Othership Ltd,
as per the Drag Along Notice issued on the 6th of March 2025

Address: The Grange, Wimbledon, London, SW19 4PT

NAME: Peter Dunn

/s/

Signed by Benjamin Carew, on behalf of Othership Ltd,
as per the Drag Along Notice issued on the 6th of March 2025

Address: Chapmans Farm, Dunsden, RG4 9PP

NAME: Catherine Macorig

/s/

Address: 222 bd de la liberté 47000 Agen France

NAME: Niels van den Brink

/s/

Address: 56 Raleigh Road, TW9 2DX, Richmond, UK

NAME: Olivier Rouget

/s/

Signed by Benjamin Carew, on behalf of Othership Ltd,
as per the Drag Along Notice issued on the 6th of March 2025

Address: 27 Bolton Gardens, Flat 1, London, SW5 0AQ, GB

NAME: Richard Brown

/s/ Richard Brown

Address: Lane End, Wexham Woods, Slough, SL3 6LQ

NAME: Laurent Lieutaud for and on behalf of Holding Conseils Et Finances
MyCompany

/s/ Laurent Lieutaud

Address: 9 impasse Fontenelle 78160 Marly le Roi France

NAME: David Toussaint

/s/ David Toussaint

Address: 21 Styles Field Lewes BN7 2LZ

NAME: Valentine Lieutaud

/s/ Signed by Benjamin Carew, on behalf of Othership Ltd, as per the Drag Along Notice issued on the 6th of March 2025

Address: 21 Styles Field Lewes BN7 2LZ

NAME: Antoine Clairet

/s/ Signed by Benjamin Carew, on behalf of Othership Ltd, as per the Drag Along Notice issued on the 6th of March 2025

Address:

NAME: Lynn Nathan

/s/ Signed by: Lynn Nathan

Address: 85 Glencairn Drive Glasgow G41 4LL

NAME: David Morris

/s/ Signed by Benjamin Carew, on behalf of Othership Ltd, as per the Drag Along Notice issued on the 6th of March 2025

Address: 23 Abbey Mill Gardens, Knaresborough, HG5 8ER

NAME: Jordan Fink

/s/ DocuSigned by: J Fink

Address: 10 Hall road, nw8 9pd

NAME: Michael D'Onofrio

/s/ Signed by: Michael D'Onofrio

Address: 18 School Lane, Chalfont St Peter, Postcode, SL99AU

NAME: Olga Rusnak

/s/

Address: 35 Kings Croft, Long Ashton, Bristol, BS41 9ED
_____

NAME: Jamila Ismaili & Stuart David Hutchinson

/s/   Signed by Benjamin Carew, on behalf of Othership Ltd, as per the Drag Along Notice issued on the 6th of March 2025

Address: _____

NAME: Amelie Willemet

/s/   Amelie Willemet

Address: Amelie Willemet
_____

NAME: Oliver Bayes-Shelton

/s/   Oliver Bayes-shelton

Address: Brook Lodge, High Street, Wroot, Doncaster, DN9 2BT
_____

NAME: Saloni Bhojwani

/s/   Saloni bhojwani

Address: 31 York Street, W1h1px London UK
_____

NAME: Erell Boldt

/s/   Signed by Benjamin Carew, on behalf of Othership Ltd, as per the Drag Along Notice issued on the 6th of March 2025

Address: _____

NAME: Gareth Hawkins

/s/   Signed by Benjamin Carew, on behalf of Othership Ltd, as per the Drag Along Notice issued on the 6th of March 2025

Address: 4 Meadow Way, Letchworth, Herts, EC2A 4NE
_____

NAME: Nikolaos Karaoulanis

/s/ Signed by: Nikolaos Karaoulanis

Address: 37 Tweedmouth Road, London, e13 9ht, UK

NAME: Sophie du Toit

/s/ DocuSigned by:

Address: 55 Foster Hill Road, Bedford, MK40 2EX

NAME: for and on behalf of SSL Communication UK Ltd

/s/ Signed by: Raiyan Islam

Address: Flat 501, 6 St George Wharf, London SW8 2JE

NAME: Giedre Jasiulionite

/s/ Signed by: Giedre Jasiulionyte

Address: 41 Hunter Avenue CM15 8PE

NAME: Alex Storey

/s/ DocuSigned by: Alex Storey

Address: 22 Alma Road, SW18 1AB, UK

EXHIBIT A

SHAREHOLDERS

Shareholder	Shares
Arnaud Mardegan	50,000
Benjamin Carew	50,000
Andrew Davidson	7,425
Kevin Sharkey	6,472
Andrew Honan	4,501
Stefan Binder	3,494
Louise Carew	3,027
Clint Greaves	2,927
Peter Dunn	2,927
Catherine Macorig	2,858
Niels van den Brink	2,589
Olivier Rouget	1,802
Richard Brown	1,802
Alex Storey	1,707
Laurent Lieutaud (Holding Conseils Et Finances Mycompany)	1,688
David Toussaint	1,688
Valentine Lieutaud	1,688
Antoine Clairet	1,654
Lynn Nathan	1,583
David Morris	1,519
Jordan Fink	1,295
Michael D'Onofrio	1,238
Olga Rusnak	1,169
Jamila Ismaili & Stuart David Hutchinson	1,126
Amelie Willemet	715
Oliver Bayes-Shelton	715
Saloni Bhojwani	715
Erell Boldt	563
Gareth Hawkins	500
Nikolaos Karaoulanis	497
Sophie du Toit	338
SSL Communication UK Ltd	20254
Giedre Jasiulionite	1743
Total	**182,219**